

July 8, 2008

By facsimile to (212) 818-8881 and U.S. Mail

Mr. Eric S. Rosenfeld
Chairman, Chief Executive Officer, and President
825 Third Avenue, 40th Floor
New York, NY 10022

Re: Rhapsody Acquisition Corp.
        Pre-effective Amendments 2 and 3 to Registration Statement on Form S-4
        Filed June 27, 2008 and July 1, 2008
        File No. 333-150343

Dear Mr. Rosenfeld:

        We reviewed the filings and have the comments below.

General

1.   Refer to prior comment 1, section 2 of the termination agreement filed as exhibit 10.10 to
        the registration statement, and section 1(b) of the termination and exchange agreement
        filed as exhibit 10.11 to the registration statement. As disclosure on the prospectus'
        outside front cover page and elsewhere indicates, the foreign managers under the
        termination agreements also have the right to receive 52,667 shares of Rhapsody
        common stock for each of the fiscal years ending December 31, 2008 and 2009 during
        which Rhapsody achieves specified EBITDA milestones. Since the agreements were
        negotiated and entered into before the registration statement's filing, it appears that these
        shares were offered privately and should be removed also from the registration statement.
        Please revise.

2.   We note that in response to prior comment 8, you have removed Rhapsody from the
        explicit reference to purchasing shares from institutional investors, but instead state that
        Rhapsody may enter into transactions with such persons and others to provide them with
        incentives to acquire shares of Rhapsody's common stock or vote their shares in favor of
        the merger proposal. Please elaborate on the nature of these transactions and explain to

us supplementally why such transactions are consistent with your disclosure in the IPO prospectus and charter conditions regarding the vote in favor of a transaction and limiting the percentage of shares that may be converted. Please tell us why Rhapsody's engagement in such transactions or arrangements does not amount to an indirect waiver of these conditions.

Legal Proceedings, page 125

3.   We note your conclusion that your exposure to your legal proceedings is not material to your financial position. We repeat our prior comment 15 to expand your disclosures on the impact of the liability on your results of operations and liquidity. Refer to SAB Topic 5Y.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission of the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan E. Rohn, Staff Accountant, at (202) 551-3739 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

Pamela A. Long
Assistant Director

cc: David Alan Miller, Esq.
Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, NY 10174